October 26, 2010

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Registration Statement on Form S-4 (File No. 333-169372)

Ladies and Gentleman:

On behalf of Ryerson Holding Corporation (the “Company”), for the purpose of registering the Company’s 14 1/2% Senior Discount Notes due 2015 under the Securities Act of 1933, as amended, we transmit herewith for filing with the Securities and Exchange Commission in electronic format via EDGAR the Company’s Amendment No. 1 to the Registration Statement on Form S-4.

Please contact the undersigned should you have questions or comments regarding this matter.

Sincerely,

/s/ Jeffery Fang

Jeffery Fang

cc:	Cristopher Greer, Willkie Farr & Gallagher LLP